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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-10804

XL GROUP LTD.*
(Exact name of registrant as specified in its charter)

XL House, One Bermudiana Road, Hamilton HM 08, Bermuda (441) 292-8515
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value $0.01 per share
10.75% Equity Security Units+
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

     Approximate number of holders of record as of the certification or notice date:

Class A Ordinary Shares, par value $0.01 per share: 1;
10.75% Equity Security Units: None

* This Form 15 relates solely to the reporting obligations of XL Group Ltd. (formerly known as XL Capital Ltd), which is a wholly owned subsidiary of XL Group plc, under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of XL Group plc under the Exchange Act.
+ As part of the “Redomestication” reported in the Current Report of Form 8-K filed by XL Group plc on July 1, 2010, XL Company Switzerland GmbH has become the successor issuer of the 10.75% Equity Security Units and, together with XL Group plc, has filed a Form 8-A with respect thereto.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, XL Group Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 1, 2010

XL GROUP LTD.
     (Registrant)

By:	/s/ Kirstin R. Gould
	Name:	Kirstin R. Gould
	Title:	General Counsel and Secretary